Exhibit 99.1

IGI Investor Presentation Q1 2022 May 2022

International General Insurance Holdings Ltd. 2 Forward Looking Statements This presentation contains “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995 . The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . Forward - looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Most of these factors are outside of the control of IGI and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates ; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees ; (3) changes in applicable laws or regulations ; (4) the outcome of any legal proceedings that may be instituted against the Company ; (5) the potential effects of the COVID - 19 pandemic and emerging variants ; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others ; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq ; and (8) other risks and uncertainties indicated in IGI’s filings with the SEC . The foregoing list of factors is not exclusive . In addition, forward - looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI . There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward - looking statements . You should not place undue reliance upon any forward - looking statements, which speak only as of the date made . IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based .

CONTENTS Company Overview 4 Investment Highlights 13 Financial Performance 24 Appendix 27

COMPANY OVERVIEW Section 1

IGI is a Specialty (Re)Insurer with a Proven Track Record

"Specialty": (1) a distinctive mark or quality; (2) a product of a special kind or of special excellence"(1)

IGI are specialists with recognized expertise in their lines of businesses

- **Local, specialized knowledge** resulting in a **6-point** combined ratio **advantage** relative to peers(2)
- **Managed volatility –** business focused on **capital preservation** and **underwriting profitability**
- **Intelligent reinsurance** with **managed catastrophe exposure**, leading to stable underwriting results
- **~23 lines** of specialty business that are **72% individually underwritten**
- Active **cycle management** shifts focus to lines with **strong margins** and **rate momentum**

A – AM Best Financial Strength Rating: A Excellent

A- – S&P Global Ratings

- **11% avg. unlevered** core operating **ROE** since 2012 including "soft market"
- **88% avg. combined ratio** through **market cycle** including heavy catastrophe years
- **0%** financial leverage

(1) Source: Webster Dictionary.
(2) Represents difference in average combined ratios for the period 2011 – 2021 between IGIC and peers. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, ARGO, KNSL, LRE-LON, JRVR and Lloyd's of London. Financial data as of H1'21 for HSX-LON, and Lloyd's of London.

International General Insurance Holdings Ltd.
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Market Capitalization / Stock Price (NASDAQ: IGIC) $386mm / $7.86 (1) Shareholders’ Equity / BVPS $390.9mm / $8.57 LTM Gross Written Premium $573.1mm Q1 2022 Core Operating ROAE 24.1% Dividends Paid 40% of annual net after - tax profit paid semi - annually Financial Strength Ratings A (A.M. Best) / A - (S&P) Employees 306 Jabsheh Family Ownership 30.7% (2) 6 International General Insurance Holdings Ltd. Note: Financial data as of Q1 2022 (3/31/2022). (1) Market data as of 3/31/2022. Market Capitalization is calculated using 49.156mm fully diluted shares outstanding. (2) Ownership percentage excludes unvested earnout shares, includes 139,516 shares purchased by Mr. Wasef Jabsheh in open market transactions during December 2021 Key Financial Metrics

$128.1 million Gross Written Premium Compared to $100.6 mm in Q1’21 Premium growth of 27.3% driven by new business and portfolio optimization achieving rate increases and improved terms and conditions $41.3 million Net Underwriting Results Compared to $27.6 in Q1’21 Increase of 49.6% driven by disciplined and opportunistic underwriting, lower level of losses 72.2% Combined Ratio Compared to 84.6% in Q1’21 20.1% favorable reserve development 24.1% Core Operating ROAE Compared to 15.3% in Q1’21 8.8 - pt improvement due to higher earned premium, a lower level of losses, and favorable development Overview Q1 2022 Financial Performance Developments ▪ Continued commitment to underwriting strategy with focus on profitable growth, diversification - new specialty lines and markets, and buildout of existing lines and markets ▪ Exposure to Ukraine / Russia conflict expected to be immaterial ▪ Strong relationships with brokers and clients based on deep technical expertise in niche products and markets, high - quality proactive claims service, and demonstrated ability to shift underwriting focus with market opportunities 7 International General Insurance Holdings Ltd.

IGI - Global Specialty (Re)Insurer Evolution over 20 years

IGI

FOUNDED: 2001

$50mm capital raise

2002
Commenced operations in Jordan, underwriting energy, property and engineering business

2005
Assigned BBB rating by S&P

Commenced underwriting reinsurance business

2006
Established Labuan Branch

2007
Established Bermudian subsidiary

Commenced underwriting business in Financial Lines

Purchased majority shareholding of SR Bishop

2008
Assigned A- rating by A.M. Best and BBB+ rating by S&P

Established IGI Dubai

2009
Commenced underwriting General Aviation business

Commenced underwriting Professional Indemnity business

Acquired SR Bishop and renamed to North Star

2010
Established FSA[1] regulated UK subsidiary

2012
Commenced underwriting Ports & Terminals business

IGI Dubai commences operations as an agency

2013
Commenced underwriting Political Violence business

2014
S&P raised IGI's rating from BBB+ 'stable' to BBB+ 'positive'

Established office in Casablanca

2015
S&P raises IGI's rating to A- (Stable)

Commenced underwriting Forestry business

2016
Commenced underwriting Casualty business

Commenced underwriting Directors' & Officers' business

New brand launched

2017
Commenced underwriting Legal Expenses business

AM Best raises IGI's rating to A- (Positive)

2018
Commenced underwriting Renewable Energy business

Commenced underwriting Inherent Defects business

2019
Kuala Lumpur office transformed to Asia Pacific hub

AM Best upgraded IGI's financial strength ratings to A (Excellent)

2020
Redomiciled to Bermuda and commenced underwriting U.S. E&S business

Listed on Nasdaq and raised $41M through combination with Tiberius SPAC

Commenced underwriting Marine Trades and Marine Cargo business

2021
Commenced underwriting Contingency business

Established IGI Europe in Malta to access European markets

2022
IGI celebrates 20 years in business

IGI

NasdaqListed

$386mm market cap.

Source: Public filings. Market data as of 3/31/2022.
(1) FCA previously known as FSA.

International General Insurance Holdings Ltd.

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Casualty 27.0% Financial Institutions 5.0% Inherent Defects Insurance 1.1% Marine Liability 2.1% Energy 13.8% Property 17.0% Construction & Engineering 6.6% Political Violence 1.3% Aviation 5.6% Ports & Terminals 5.5% Marine Cargo 1.6% Contingency 2.7% Treaty Reinsurance 10.7% ▪ Balanced specialty book across long - tail and short - tail lines of business ▪ Well diversified with mix of mature and high - growth, under - represented geographies ▪ Distribution relationships and presence in key territories with high degree of local knowledge, cultural compatibility, and long - standing, trusted relationships GWP by Line of Business GWP by Geography GWP by Broker Long - tail 35.3% Short - tail 54.0% Reinsurance 10.7% Specialty Business Diversified by Line, Geography, and Broker Distribution Broker 1 19.6% Broker 2 13.8% Broker 3 10.5% Broker 4 6.6% Broker 5 5.9% Others 43.7% United Kingdom 27.4% Q1’22 Gross Written Premiums were $128.1mm. 9 International General Insurance Holdings Ltd. Asia 8.7% Middle East 14.8% Europe 12.3% North America 9.7% Australasia Worldwide 1.7% 6.3% Africa 5.9% Central America 5.1% Caribbean 5.9% South America 2.2%

Market Respected and Recognized Executive Management Team

- **Highly experienced management team with an average of more than 30 years of industry experience**
- **Strong business culture of recognizing and rewarding achievers**
- **Family owners actively manage business and have closely aligned interests with stockholders**



Wasef Jabsheh
Founder, Chairman & CEO
- Over 40 years insurance experience
- Established ADNIC[1], Middle East Insurance Brokers and International Marine & General Insurance Co. in 1991, which was sold to HCC in 1994
- Previously on the board of HCC Insurance



EY Entrepreneur Of The Year

Wasef Jabsheh
2019 EY Entrepreneur of the Year for Jordan



Waleed Jabsheh
President
- Over 22 years insurance experience
- Joined IGI since inception and has played a pivotal role in its growth and development
- Previously at LDG reinsurance, a subsidiary of Houston Casualty, and at Manulife Reinsurance in Toronto



Hatem Jabsheh
Group COO
- Over 19 years of capital & financial markets experience
- Established an asset management and brokerage business which was sold in 2009
- Previously at Spear, Leeds and Kellogg, a subsidiary of Goldman Sachs



Andreas Loucaides
CEO IGI UK
- Over 48 years insurance experience
- Founder of PRI group, an aim-listed start-up insurance company which was sold to Brit in 2003
- Previously CEO at Catlin UK and Jubilee group



Pervez Rizvi
Group CFO
- Over 31 years industry and banking experience
- Previously served at various firms including HSBC Bank in UAE & Malaysia and Zurich Financial Services in DIFC in a senior management role
- Previously served as CFO at Islamic Insurance Company in Abu Dhabi, UAE

(1) Abu Dhabi National Insurance Company.

International General Insurance Holdings Ltd.
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IGIC Shareholder Base (1) Commentary Institutional & Retail Investors Jabsheh Family Review of Shares Subject to Earnout 3 , 012 , 500 contingent unvested common shares (“earnout shares”) are subject to vesting and forfeiture in connection with the business combination between IGI and Tiberius Acquisition Corp . ▪ The SPAC Sponsor and its transferees received 1.8mm earnout shares (61.2%) ▪ Wasef Jabsheh received 1.1mm sponsor shares (37.5%) ▪ Earnout shares are subject to vesting if the market price of IGI shares reaches certain levels ranging from $11.50 to $15.25, are out - of - the - money and are currently excluded from fully diluted share calculation Enhanced Alignment of Interest and Expected Improved Liquidity (1) Total fully diluted outstanding shares of 46.144mm (excluding earnout shares) based on IGI stock price of $7.86 as of 3/31/2021. x Strong alignment of interest through significant insider ownership x Open market common share repurchases totaling 139,516 (for $1.09 million) in December 2021 by IGI founder, Chairman & CEO Wasef Jabsheh x Employee’s long - term commitment strengthened by share - based compensation (Omnibus Incentive Plan established in 2020) 69.3% 11 International General Insurance Holdings Ltd. 30.7%

Genuine • Collaborative approach • Global team • Promote diversity 12 International General Insurance Holdings Ltd. Integrity • Practice values and principles • Trust - based relationships • Focus on doing what’s right Innovative • Entrepreneurial environment • Employee responsibility • Initiative valued ▪ The foundation of IGI is built on integrity , prioritizing honesty and doing what is right ▪ Genuine culture that promotes collaboration and supports diversity among our global team for the benefit of all stakeholders ▪ Fosters an innovative environment that encourages initiative and entrepreneurial spirit Our Values Are Reflected in Our Work, Our Commitment To The Community And The Solutions We Offer Clients IGI Values Centre Around Integrity, Genuine Approach and Innovation

INVESTMENT HIGHLIGHTS Section 2

1 ▪ Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability 2 ▪ Superior Underwriting Performance Even in Heavier Loss Years 3 ▪ Active Cycle Management Balancing Growth and Risk Selection 4 ▪ Track Record of Delivering Results through the “Market Cycle” 5 ▪ Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation 6 ▪ Optimized Global Operations with Physical Presence in Key Markets 7 ▪ High Quality ROAE with Managed Volatility Among Peers 8 ▪ Opportunity to Capitalize on Sector Tailwinds in Core Business 9 ▪ Well - positioned for Future Shareholder Value Creation Opportunities 14 International General Insurance Holdings Ltd. Key Investment Highlights

▪ Class - underwriting profit centers irrespective of geography of risk ▪ In - depth risk assessment of underlying exposure ▪ Facultative reinsurance designed to enhance risk - adjusted returns ▪ Prudent use of treaty reinsurance to protect capital Intelligent Risk Selection & Management ▪ Retentions range between $1 million and $10 million depending on underlying business lines ▪ Catastrophe protection up to $87.5 million which protects against 1:250 single - event 1 Significantly Less Volatility from Catastrophes ($ in bn) 2012 Hurricane Sandy 2018 Hurricane Michael, California wildfires Industry Cat Loss ($bn) $180 2017 Hurricanes Harvey, Irma, Maria 2011 Japan, New Zealand earthquakes, Thailand flood IGI Combined Ratio Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability Source: Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, IGI. $31.8 $59.5 $143.2 $80.6 $47.7 $39.6 $40.5 $61.5 $161.3 $99.0 $66.5 $99.2 $112.3 97% 93% 87% 89% 88% 86% 84% 87% 105% 89% 94% 89% 86% '10 '11 '12 IGIC Combined Ratio '14 Weather '16 '17 '18 Earthquakes / Tsunamis '20 '21 Man - made 0% 20% 40% 60% 80% 100% 120% 140% 160% $0 $20 $40 $60 $80 $100 $120 $140 $160 '09 '13 '15 '19 Individually Underwritten 72% 15 International General Insurance Holdings Ltd. MGA - Originated Business 17% Treaty 11%

0% 20% 40% 60% 80% 100% Combined Ratio 120% 2011 2012 2013 2014 2015 2016 2017 2018 Peer Group Index (1) 2019 2020 2021 Q1'22 IGIC IGI Combined Ratio higher than peers Peer Average Combined Ratio (1) : 94% IGI Average Combined Ratio: 88% IGI Combined Ratio Advantage: 6% Superior Underwriting Performance Even in Heavier Loss Years Source: SNL Financial, company filings. Note: Financial data as of full year 2021 for BEZ - LON, HSX - LON and LRE - LON. (1) Calculated as the average of the peer group’s median combined ratios from 2011 to Q1’22. Peers include: MKL, ACGL, WRB, RE, RNR, HSX - LON, AXS, RLI, BEZ - LON, ARGO, KNSL, LRE - LON, JRVR and Lloyd’s of London. IGI Combined Ratio lower than peers 2 16 International General Insurance Holdings Ltd.

$226 $240 $252 $242 $232 $302 $275 $349 $467 $546 $573 2012 2013 2014 2015 2018 Reinsurance 2019 2020 2021 LTM Q1'22 GPW by Business Segment ($mm) Strong Cycle Management Prudent Growth and Cycle Management Marked by Opportunistic Approach to Capitalizing on Market Dislocation Accelerating Growth 2016 Short - Tail 2017 Long - Tail Active Cycle Management Balancing Growth and Risk Selection 3 17 International General Insurance Holdings Ltd.

12% 13% 12% 12% 10% 0% 9% 7% 10% 14% 24% 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Q1 2022 Combined Ratio Un - Levered Core Operating ROAE Track Record of Delivering Results through the “Market Cycle” 4 Average: 11% 89% 18 International General Insurance Holdings Ltd. 88% 86% 84% 87% Average: 88% 105% 89% 94% 89% 86% 72% 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Q1 2022

31% 36% 2017 (1) Data based on case + IBNR reserve development. Q1 2022 ▪ IBNR reserves reflect growth of specialty long - tail lines ▪ History of releasing reserves once losses are fully developed ▪ No U.S. casualty exposure IBNR Net Reserves As % of Total Net Reserves Specialty – Long - Tail As % of Total NPW Favourable Reserve Development Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation 5 $24 $27 $23 $9 $6 $6 $16 $18 15% 17% 16% 5% 3% 2% 5% 20% 2015 2016 2017 2018 2019 2020 Favorable Development / NPE 2021 Q1 2022 37% 19 International General Insurance Holdings Ltd. 53% 2017 Q1 2022

Underwriters by Location Non - Underwriting Employees by Location ▪ Largely London - based underwriting teams supported by back and middle - office operations in Amman, Jordan ▪ Non - underwriting teams primarily responsible for underwriting support, claims, reinsurance, finance, IT and administration ▪ Amman hub provides cost - efficient central services to global underwriting platform London Underwriting headquarters Bermuda Group holding company domicile Underwriting parent company Casablanca Africa underwriting hub Amman Operational headquarters Kuala Lumpur Asia underwriting hub Optimized Global Operations with Physical Presence in Key Markets 6 Malta European underwriting hub Dubai Middle East underwriting hub London 46% Amman 33% Dubai 10% Casablanca 5% Labuan Malta 4% 2% London Amman Dubai Casablanca Labuan Malta 38 27 8 4 3 2 Total Underwriters 82 Amman 78% 20 International General Insurance Holdings Ltd. London 17% 1% Dubai 2% Malta 1% Labuan Casablanca 1% Amman 174 London 39 Dubai 4 Labuan 3 Malta 2 Casablanca 2 Non - U/W Total 224

Book Value Growth Generated Through Consistently Strong, Lower Volatility Returns High Quality ROAE with Managed Volatility Among Peers Source: Dowling Research. Note: The chart represents 10 - year average ROTE and Sharpe ratio (or shorter period for companies where 10 years is not available). Sharpe ratio is estimated as the difference between 10 Year average ROTE and 10 Year Mean U.S. Treasury, divided by the Company’s ROTE Standard Deviation. 7 IFC - CA UVE KNSL PGR AMSF ALL TRV CB RLI PLMR AIZ HIG SIGI RE AFG ACGL WRB IGIC THG ORI RNR LRE - LON SAFT MCY BRK.B CINF MKL HMN CNA KMPR EIG PRA JRVR SPNT AXS Y AIG FFH - CA DGICA ARGO UFCS UIHC WTM 10 Year Return on Tangible Equity Volatility of Annual ROTE (Determined By Sharpe Ratio) 1st Quintile (Lowest) 1st Quintile (Highest) 3rd Quintile 2nd Quintile 4th Quintile 5th Quntile (Highest) 2nd Quintile 3rd Quintile 4th Quintile 5th Quintile (Lowest) Higher Returns, Lower Volatility Lower Returns, Higher Volatility 21 International General Insurance Holdings Ltd.

7.2% 7.8% 8.3% 10.0% 9.6% 19.3% 18.4% 18.2% 9.0% 7.8% 7.5% 7.3% 17.7% 20.4% 23.1% 24.9% 29.2% 29.5% 31.6% 30.2% 33.7% 31.0% 27.6% 23.3% 14.8% We grew our gross premiums by 27% during the first quarter of 2022 as we continued to take advantage of a robust rating environment and capitalize on market opportunities in all areas of our business, while continuing to strengthen our existing portfolio. Our combined ratio for the first quarter of 2022 was 72.2%, well below our long - term average of around 90%. Overall, our performance in the first quarter of 2022 demonstrates the effectiveness of our underwriting strategy and provides another positive data point in the long - term track record of high - quality results that IGI has achieved over many years. – Wasef Jabsheh Specialty Short - Tail Specialty Long - Tail 2.4 % Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar 31 30 30 31 31 30 30 31 31 30 30 31 31 31 30 30 31 31 30 30 31 31 30 30 31 31 2019 2020 2021 2022 2019 2020 2021 2022 YTD Cumulative Net Rate Movement Opportunity to Capitalize on Sector Tailwinds in Core Business 8 22 International General Insurance Holdings Ltd.

Continued build out of IGI presence / business in Europe and U.S. ▪ US: $11.7mm of gross premium written in Q1 2022; all short - tail business, primarily energy and property, as well as contingency ▪ Europe: $15.7mm of gross written premiums in Q1 2022; predominantly long - tail lines, supplemented by some short - tail business Capitalize on market opportunities ▪ Steady growth in short - tail lines, particularly energy, construction and property where market conditions remain healthy ▪ Expanding opportunities in long - tail business with specific focus on developing professional and financial lines in Asia Pacific and MENA region; dedicated expertise expanded in these regions ▪ Increased line sizes across various lines of business Continued focus on diversification ▪ Build out of new lines introduced in 2020/21 – marine cargo and contingency ▪ Single “hub” underwriting approach promotes cross - selling across offices and territories ▪ Evaluation of market opportunities to enter new lines Capital management ▪ Commitment to shareholder value creation through capital efficiency and flexibility, prioritizing profitable growth opportunities IGI is pursuing multiple initiatives designed to create value regardless of how the market evolves Well - positioned for Future Shareholder Value Creation Opportunities 9 23 International General Insurance Holdings Ltd.

FINANCIAL PERFORMANCE Section 3

Selected Financial Data

($ in mm)	Year ended December 31, 2017	2018	2019	2020	2021	Quarter ended March 31, 2021	2022
Operating Results:							
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$545.6	$100.6	$128.1
Net Underwriting Results	23.6	56.1	52.0	77.4	105.8	27.6	41.3
Core Operating Earnings	**$0.3**	**$29.5**	**$21.6**	**$35.6**	**$53.2**	**$14.6**	**$23.9**
Core Operating Return on Equity (1)	**0.1%**	**9.8%**	**7.0%**	**10.3%**	**13.6%**	**15.3%**	**24.1%**
Key Metrics:							
Loss Ratio	59.2%	46.5%	54.8%	53.5%	51.0%	50.0%	32.8%
Policy acquisition expense ratio	24.7%	22.9%	21.1%	19.2%	18.3%	16.4%	19.8%
G&A expense ratio	21.1%	19.3%	18.2%	16.6%	17.1%	18.2%	19.6%
Combined Ratio	**105.0%**	**88.7%**	**94.1%**	**89.3%**	**86.4%**	**84.6%**	**72.2%**
Financial Position:							
Investments and Cash Portfolio	$489.6	$505.0	$604.7	$775.3	$914.3	$781.1	$899.9
Debt	--	--	--	--	--	--	--
Stockholders' Equity	301.4	301.2	312.1	381.0	401.9	396.0	390.9
Book Value per Share	--	--	--	$8.39	$8.83	$8.41	$8.57
Select Ratios:							
Retention Ratio (NPW / GPW)	*58.4%*	*67.4%*	*72.2%*	*72.4%*	*70.1%*	*76.6%*	*70.9%*
Premium Leverage (NPE / Shareholders' Equity) (2)	*48.7%*	*60.8%*	*71.6%*	*90.8%*	*90.6%*	*86.4%*	*86.8%*
Debt-to-Total Capitalization Ratio	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
Investment Leverage (3)	*162.5%*	*167.6%*	*200.8%*	*248.4%*	*240.0%*	*205.0%*	*223.9%*

(1) Represents annualized core operating income for the period divided by average shareholders' equity; Average shareholders' equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
(2) Represents annualized net premium earned for the quarter divided by prior year end shareholders' equity.
(3) Represents the sum of (a) cash and short-term deposits, and (b) total investments (sum of investments, investment properties and investments in associates) divided by prior year end shareholders' equity.

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Total Investment Income, Net ($mm) Total Investments and Cash Breakdown Fixed Income Portfolio Credit Ratings March 31, 2022 Total Investments and Cash: $899.9 million Average Credit Rating: BBB Average Fixed Income Duration: 3.9 Years Defensively Positioned, Conservative Investment Portfolio Cash & Cash Equivalent 19.4% Money at Short term deposits 21.1% Fixed income securities 51.7% Real Estate Equity shares 2.4% 5.4% AAA 0.7% (1) Includes realized and unrealized gain / (loss) on investments, realized and fair value gain (loss) on investment properties, expected credit losses on investments, and share of profit or loss from associates. 26 International General Insurance Holdings Ltd. AA 1.7% A 45.7% BBB 46.7% Non - Investment Grade / Unrated 5.2% $4.0 $3.9 Q1'2021 Q1'2022 Net Investment Income $5.0 $2.6 Add: Share of Profit from Associates $0.1 _ Minus: Other (1) ($1.1) ($1.3) Total Investment Income, net $4.0 $3.9

International General Insurance Holdings Ltd. Appendix

IFRS Summary Income Statement

($ in mm)	Year Ended December 31, 2017	2018	2019	2020	2021	Quarter ended March 31, 2021	2022
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$545.6	$100.6	$128.1
Reinsurance Share of Insurance Premiums	(114.3)	(98.2)	(97.1)	(128.9)	(163.0)	(23.5)	(37.3)
Net Written Premiums	**$160.8**	**$203.4**	**$252.2**	**$338.4**	**$382.6**	**$77.1**	**$90.8**
Net Change in Unearned Premiums	(14.0)	(20.1)	(36.6)	(54.9)	(37.4)	5.2	(3.6)
Net Premiums Earned	**$146.7**	**$183.3**	**$215.5**	**$283.5**	**$345.2**	**$82.3**	**$87.2**
Net Claims and Claim Adjustment Expenses	(86.9)	(85.3)	(118.1)	(151.7)	(176.2)	(41.2)	(28.6)
Net Policy Acquisition Expenses	(36.2)	(42.0)	(45.4)	(54.4)	(63.2)	(13.5)	(17.3)
Net Underwriting Results	**$23.6**	**$56.1**	**$52.0**	**$77.4**	**$105.8**	**$27.6**	**$41.3**
Total Investment Income [1]	13.6	9.4	13.0	8.5	8.7	5.1	2.6
General & Administrative Expenses	(30.9)	(35.4)	(39.3)	(46.9)	(58.9)	(15.0)	(17.1)
Listing Associated Extraordinary Expenses	-	-	(4.8)	(3.4)	-	-	-
Other Expenses, net	(1.8)	(1.2)	(1.4)	(4.4)	(6.0)	(0.7)	(3.2)
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	(4.4)	0.7	(4.3)	-
Gain / (Loss) on Foreign Exchange	2.6	(3.4)	5.7	2.5	(4.9)	(1.2)	(3.5)
Profit Before Tax	**$7.0**	**$25.6**	**$25.3**	**$29.3**	**$45.4**	**$11.5**	**$20.1**
Tax	0.0	(0.1)	(1.7)	(2.1)	(1.7)	(1.3)	(0.7)
Profit for the Period	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$43.7**	**$10.2**	**$19.4**

(1) Includes interest, dividend income, realized and unrealized gain / loss on investments and investment properties, expected credit losses on investments and share of profit or loss from associates net of investment custodian fees and other investment expenses.

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IFRS Reconciliation – Core Operating Earnings

	Year Ended December 31,					Quarter ended March 31,	
($ in mm)	2017	2018	2019	2020	2021	2021	2022
Profit For the Period	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$43.7**	**$10.2**	**$19.4**
Realized Losses / (Gains) on Investments	(3.1)	(1.3)	(1.0)	(0.9)	(0.3)	0.1	-
Net Impairment Losses Recognized in Earnings	0.1	0.0	(0.0)	-	-	-	-
Unrealized Loss (Gain) on Revaluation on Financial Assets[1]	-	0.9	(1.6)	-	-	-	-
Expected Credit Losses on Investments	-	-	-	0.3	0.2	-	1.0
Unrealized Losses / (Gains) on Investments	(0.1)	-	-	-	(3.0)	(1.3)	0.2
Losses / (Gains) on Investment Properties	-	-	0.3	2.0	1.3	0.2	0.2
Fair value gain on investment properties held through associates	(1.0)	0.9	0.4	1.5	7.3	(0.1)	-
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	4.4	(0.7)	4.3	-
(Gain) / Loss on Foreign Exchange (Tax Adjusted)[1]	(2.6)	3.4	(4.9)	(2.3)	4.7	1.2	3.1
Listing Associated Extraordinary Expenses[2]	-	-	4.8	3.4	-	-	-
Core Operating Income	**$0.3**	**$29.5**	**$21.6**	**$35.6**	**$53.2**	**$14.6**	**$23.9**

(1) Represents a non-IFRS financial measure as the line item balances reported in the "IFRS Summary Income Statement" have been adjusted for the related tax impact.
(2) Related to the business combination with Tiberius Acquisition Corp. in March 2020.

International General Insurance Holdings Ltd.

29

Book Value per Common Share and Diluted Book Value per Common Share Note: IGI share price as of 3/31/2022: $7.86. (1) Using the “as - if - converted” method, assuming all proceeds received upon exercise of in - the - money warrants will be retained by the Company and the resulting common shares from exercise remain outstanding. Excludes 526,460 unvested restricted shares and 3,012,500 earnout shares as of March 31, 2022. ($ and share count in mm, except per share values) As of March 31, 2022 Potential Shares Shares Outstanding Common Equity Book Value per Share Basic Book Value per Share 45.617 $390.9 $8.57 Dilutive Impact of Shares Subject to Earn Out: Earn Out Share Price Earn Out Shares In - the - Money Shares Impact to Common Equity Impact to Book Value per Share $11.50 1.4000 - - - - - - $12.75 0.6000 - - - - - - $14.00 0.5500 - - - - - - $15.25 0.4625 - - - - - - Total Impact of Earn Out Shares 3.0125 - - - - - - Strike Price Warrants Outstanding In - the - Money Warrants Impact to Common Equity Impact to Book Value per Share Dilutive Impact of Warrants: $11.50 17.2500 - - - - - - Total Dilutive Impact 17.2500 - - - - - - Diluted Book Value per Share (1) 45.617 $390.9 $8.57 30 International General Insurance Holdings Ltd.

For more information: 31 International General Insurance Holdings Ltd. Investor Relations Robin Sidders (Head of Investor Relations) Email: Robin.Sidders@iginsure.com Telephone: +44 2072 200100 Mobile: +44 7384 514785 Operational Headquarters, Jordan International General Insurance Underwriting / Jordan “Exempted” PO Box 941428, 74 Abdel Hamid Sharaf St., Amman 11194, Jordan Telephone: +962 65622009 London Office, UK International General Insurance Company (UK) Ltd. 15 - 18 Lime Street, London, EC3M 7AN Telephone: +44 (0) 2072 200100 Registered and Head Office, Bermuda International General Insurance Holdings Ltd. 44 Church Street, Hamilton HM 12, Bermuda Telephone: +1 (441) 295 - 3688